Exhibit 12.1
Statement Regarding the Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	9/30/09	9/30/08	9/30/07	9/30/06	9/30/05
Pre-tax Loss from Continuing Operations	$(32)	$(59,412)	$(97,038)	$(40,838)	$(14,879)
Add: equity in loss of investee	84	—	—	—	—

Pre-tax Income (Loss) from Continuing Operations adjusted	52	(59,412)	(97,038)	(40,838)	(14,879)

Fixed Charges:
Interest expense	14,099	7,894	4,601	3,328	2,875
Capitalized interest expense	2,160	907	798	30	—
Amortization of discounts and issuance costs related to indebtedness (included in interest expense)	—	—	—	—	—
Rental expenses representative of an interest factor	82	87	67	40	16

Total Fixed Charges	16,341	8,888	5,466	3,398	2,891

Earnings:
Pre-tax income (loss) from continuing operations adjusted plus fixed charges	$16,393	$(50,524)	$(91,572)	$(37,440)	$(11,988)

Ratio of Earnings to Fixed Charges	1.0	nm	nm	nm	nm
Due to losses incurred for the years ended September 30, 2008, 2007, 2006 and 2005, we would have had to generate additional earnings of $59.4 million, $97.0 million, $40.8 million and $14.9 million, respectively, to achieve a coverage ratio of 1:1.